Filed by First Community Bancorp pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934. Subject Company: Community Bancorp Inc. Commission File No.: 000-26505

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Forward-Looking Statements and Where to Find Additional Information This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve inherent risks and uncertainties. First Community Bancorp cautions readers that a number of important factors could cause actual results to differ materially from those in such forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Risks and uncertainties include, but are not limited to: the possibility that personnel changes will not proceed as planned; planned acquisitions and relative cost savings cannot be realized or realized within the expected time frame; costs and uncertainties related to the outcome of pending litigation; revenues are lower than expected; competitive pressure among depository institutions increases significantly; the completion of planned acquisitions and the integration of such acquired businesses costs more, takes longer or is less successful than expected; the cost of additional capital is more than expected; changes in the interest rate environment reduces interest margins; general economic conditions, either nationally or in the market area in which First Community does business, are less favorable than expected; legislation or regulatory requirements or changes that adversely affect First Community’s business or regulatory capital requirements; changes that may occur in the securities markets; and other risks that are described in First Community’s Securities and Exchange Commission filings. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, First Community’s results could differ materially from those expressed in, implied or projected by such forward-looking statements. First Community assumes no obligation to update such forward-looking statements. Investors and security holders are urged to read First Community Bancorp’s annual report on Form 10-K, quarterly reports on Form 10-Q and other documents filed by the Company with the Securities and Exchange Commission. The documents filed by First Community with the Commission may be obtained at First Community Bancorp’s website at www.firstcommunitybancorp.com or at the Commission’s website at www.sec.gov. These documents may also be obtained free of charge from First Community by directing a request to: First Community Bancorp c/o Pacific Western Bank, 275 North Brea Boulevard, Brea, CA 92821. Attention: Investor Relations. Telephone 714-671-6800. This presentation may be deemed to be solicitation material in respect of the proposed acquisition of Community Bancorp Inc. First Community Bancorp and Community Bancorp have filed a registration statement including a joint proxy statement/prospectus and other documents regarding the proposed acquisition with the Commission.  Before making any voting or investment decision, investors and security holders of either Community Bancorp or First Community Bancorp are urged to carefully read the entire registration statement and proxy statement, as well as any amendments or supplements to these documents, because they contain important information about the proposed acquisition. A definitive proxy statement will be sent to the shareholders of each institution seeking any shareholder approvals required for the proposed transaction. Investors and security holders are able to obtain the registration statement and proxy statement free of charge from First Community Bancorp by requesting them in writing from First Community Bancorp c/o Pacific Western National Bank, 275 North Brea Boulevard, Brea, CA 92821; Attention: Investor Relations, or by telephone at (714) 671-6800. First Community Bancorp, its directors, executive officers and certain other persons may be soliciting proxies from First Community Bancorp shareholders in favor of the approval of the acquisition. Shareholders may obtain additional information regarding the interest of such participants by reading the registration statement and proxy statement. Community Bancorp, its directors, executive officers and certain other persons may be soliciting proxies from Community Bancorp shareholders in favor of the approval of the acquisition. Shareholders may obtain additional information regarding the interest of such participants by reading the registration statement and proxy statement.

 NASDAQ Symbol FCBP Fully Diluted Shares 22.7 Million* Market Capitalization $1,259.9 Million ** Average Volume 118,392 shares per day ** Dividends Per Share $1.28 per year (2.31% yield) ** (Annualized) Analyst Coverage Friedman Billings Ramsey Keefe, Bruyette & Woods, Inc. Fox-Pitt, Kelton * Average fully diluted shares for quarter ended 06/30/06 ** Per share price of $55.50 and data as of 7/26/06 Stock Summary

Overview Commercial Banking Focus in Southern California $5.5 Billion in Proforma Assets Operating Strategy Drives Top Tier Profitability Cost of Deposits – 97 bps Efficiency Ratio – 45.7% NPA Ratio – 0.45% Credit Allowance to Nonaccrual Loans – 333% Acquisitions EPS Accretion Driven by Improving Profitability FCBP is the Culmination of 17 Acquisitions Acquisitions Augment Organic Growth Financial Goals High Profitability Strong EPS Growth Minimal Earnings Volatility Source: Company Filings

Hallmarks of Our Success Successful Acquirer Outstanding Profitability Excellent EPS Growth Record Strong Credit Quality Trophy Franchise

Operating Principles Profitability is Top Priority Strategic Focus on Low-Cost Deposits Strong Expense Management Solid Credit Quality Is a Must Results Include Strong Net Interest Margin High Return on Assets

Non-Interest Bearing Deposits to Total Deposits Source: Company Filings and SNL DataSource * Excludes a short-term interest bearing deposit received on December 31, 2004 * 47% 49% 46% 33% 35% 38% 42% 21% 22% 23% 23% 24% 24% 2000 2001 2002 2003 2004 2005 2Q06 FCBP CA Banks

Strong Net Interest Margins Versus Peers Peers Defined as All Publicly Traded Banks Source: Company Filings and SNL DataSource 6.79% 6.37% 6.81% 5.32% 5.58% 5.24% 5.41% 4.05% 4.41% 4.18% 3.94% 3.98% 4.19% 2000 2001 2002 2003 2004 2005 2Q06 FCBP Peer Group

Source: Company Filings Average Branch Size Source: Company Filings and SNL DataSource Focus and Execution Drive Efficiency 78% 70% 66% 55% 57% 50% 46% 2000 2001 2002 2003 2004 2005 2Q06 Efficiency Ratio $35 $45 $51 $61 $59 $59 $56 2000 2001 2002 2003 2004 2005 2Q06 Average Branch Size ($ - M)

Strong Credit Culture Source: Company Filings Nonaccrual Loans/Total Loans – 0.45% Credit Allowance/Net Loans – 1.51% Credit Allowance/Nonaccrual Loans – 333% 5.43% 1.21% 0.18% 0.13% 0.37% 0.20% 0.31% -0.07% 0.08% 0.29% 0.03% 0.00% 0.24% -0.11% 0.25% -0.03% -0.05% -0.05% 0.21% 0.08% -0.01% 0.10% 1Q01 4Q01 3Q02 2Q03 1Q04 4Q04 3Q05 2Q06 Net Charge-Offs to Average Loans

Return on Assets Note: 2Q06 credit loss provision reduced ROA from 1.92% to 1.39% Source: Company Filings 0.56% 0.92% 1.14% 1.41% 1.35% 1.68% 1.91% 1.39% 2000 2001 2002 2003 2004 2005 1Q06 2Q06

Acquisition Strategy Similar Strategic Focus In-Market Consolidation Peer Financial Performance Key Drivers of Accretion Cost Savings Customer Retention Margin Improvement

Community National (NASDAQ – CMBC) $267 Million Price* Fixed Exchange Ratio **16.9x First Call EPS 2.7x Book Value Expands San Diego Franchise in Higher Growth Areas Diversifies Loan Mix and Expands SBA Platform Strong Management Addition Mike Perdue to be CEO of First National * Based on FCBP’s closing price on May 12, 2006, the last trading day before signing of the Definitive Agreement ** Subject to a collar and adjustment as defined in the Definitive Agreement

Strong Franchise Value $5.5 Billion in Proforma Assets 13th Largest Publicly Traded CA Bank* Southern California Footprint 69 Branches (Proforma) High Profitability Strong Capital Base Low Cost of Deposits High Net Interest Margin Solid Credit Quality * Source: SNL DataSource

Top Decile in EPS Growth 45% 5 – Year CAGR Source: Company Filings Top Decile Calculated from CAGR of EPS from 2000-2005 of All Public Banks With Available Data From SNL. Consensus Estimates from First Call as of July 26, 2006. First Community does not provide earnings guidance. Analyst estimates are provided for convenience only, and First Community is neither endorsing nor adopting such estimates or the projections of any research analysts who cover the Company. $0.47 $1.23 $1.58 $2.02 $2.27 $2.98 $3.46 $4.07 2000 2001 2002 2003 2004 2005 2006 Consensus 2007 Consensus

Maintaining Margins / Credit Quality Flat Yield Curve Slower Growth Continue Pricing Discipline Work Relationships Maintain Underwriting Discipline Close and Constant Monitoring Well Positioned Balance Sheet No Treasury Arbitrage Look for M&A Opportunities Disciplined Pricing Intense Expense Management Capital Management Raise the Dividend Buyback Stock Reduce Debt/Trust Preferred Strategies for the Challenges Ahead

Strong Performance Has Been Rewarded * As of 7/26/06 - 100 200 300 400 500 Jun-00 Sep-00 Dec-00 Mar-01 Jun-01 Sep-01 Dec-01 Mar-02 Jun-02 Sep-02 Dec-02 Mar-03 Jun-03 Sep-03 Dec-03 Mar-04 Jun-04 Sep-04 Dec-04 Mar-05 Jun-05 Sep-05 Dec-05 Mar-06 Jun-06 FCBP PHLX/KBW Bank Index (BKX) S&P 500 (SPX)

Well-Positioned For The Future Strong Vibrant Economy in Southern California Experienced Management Team High Profitability Provides Cushion in Tougher Environment Opportunistically Utilize Acquisition Expertise Focus on Expense Control and Credit to Lessen Impact of Slower Growth Execute, Execute, Execute